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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ABN AMRO Holding N.V.
(Name of Subject Company (Issuer))

RFS Holdings B.V.
Fortis N.V.
Fortis SA/NV
Fortis Nederland (Holding) N.V.
The Royal Bank of Scotland Group plc
Banco Santander Central Hispano, S.A.
Santander Holanda B.V.
(Name of Filing Person—(Offeror))

Ordinary Shares, nominal value €0.56 per share,
and American Depositary Shares, each of which represents one Ordinary Share
(Title of Class of Securities)

000937102 (American Depositary Shares)
(CUSIP Number of Class of Securities)

RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
011 44 131 556 8555

with copies to

Thomas B. Shropshire Jr. Lawrence Vranka, Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom 011 44 20 7456 2000	Bonnie Greaves George Karafotias Shearman & Sterling LLP Broadgate West 9 Appold Street London EC2A 2AP United Kingdom 011 44 20 7655 5000	William P. Rogers, Jr. Richard Hall Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR United Kingdom 011 44 20 7453 1000	Gregory Astrachan Maurice M. Lefkort Willkie Farr & Gallagher LLP 1 Angel Court London EC2R 7HJ United Kingdom 011 44 20 7696 5454

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$28,312,666,479	$869,200

(1)
Estimated for purposes of calculating the amount of the filing fee only. This amount is based upon the market value of the total number of ABN AMRO ordinary shares, nominal value €0.56 per share, estimated to be held by U.S. holders as of the date hereof (either directly or in the form of American depositary shares, each of which represents one ABN AMRO ordinary share) to be acquired by RFS Holdings upon consummation of the offer if all such ABN AMRO ordinary shares and American depositary shares are acquired in the offer and based on the average of the high and low prices of the ABN AMRO ordinary shares reported on Eurolist of Euronext Amsterdam N.V. on July 16, 2007 (€37.11) and the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on July 16, 2007, which was $1.3785 per €1.00, and the average of the high and low prices of the ABN AMRO ADSs listed on the NYSE on July 16, 2007 ($51.00).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $204,865.00

Form or Registration No: Form F-4

Filing Party: The Royal Bank of Scotland Group plc

Date Filed: July 20, 2007

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 4 amends Items 4, 8 and 12 (but no other Items) of the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on July 23, 2007 by RFS Holdings B.V. ("RFS Holdings"), Fortis N.V., Fortis SA/NV and Fortis Nederland (Holding) N.V. (together, "Fortis"), The Royal Bank of Scotland Group plc ("RBS"), Banco Santander Central Hispano, S.A. and Santander Holanda B.V. (together "Santander" and together with Fortis and RBS and, if the context so requires, RFS Holdings, the "Banks"), as amended on July 27, 2007, August 3, 2007 and August 6, 2007. The Schedule TO relates to the third party tender offer (the "U.S. offer") to acquire (i) the outstanding ordinary shares, nominal value €0.56 per share ("ABN AMRO ordinary shares"), of ABN AMRO Holding N.V. ("ABN AMRO") that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and (ii) the outstanding American depositary shares of ABN AMRO, each of which represents one ABN AMRO ordinary share ("ABN AMRO ADSs"), from all holders, wherever located. The U.S. offer is being made on the terms and subject to the conditions set forth in the prospectus dated July 23, 2007 (the "Prospectus") and the related Form of Acceptance, ADS Letter of Transmittal and Notice of Guaranteed Delivery. Concurrently with the U.S. offer, RFS Holdings is making an offer addressed to all holders of ABN AMRO ordinary shares who are located in the Netherlands and to all holders of ABN AMRO ordinary shares who are located outside of the Netherlands and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in such offer (the "Dutch offer"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meaning given to them in the Prospectus.

ITEM 4.    TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby supplemented by the following:

        On August 6, 2007, Fortis announced that the extraordinary general meetings of Fortis shareholders passed the necessary resolutions for Fortis to participate in the offer for ABN AMRO and to increase the share capital of Fortis SA/NV in order to partially finance the offer. Accordingly, the condition to the U.S. offer relating to Fortis shareholder approvals has been satisfied.

        On August 10, 2007, RBS announced that an extraordinary general meeting of RBS shareholders passed the necessary resolutions for RBS to participate in the offer. Accordingly, the condition to the U.S. offer relating to RBS shareholder approval has been satisfied.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Item 8(a) is hereby amended to replace the disclosure under the caption "Interests of RFS Holdings, Fortis, RBS and Santander and Their Directors and Officers—Interests in ABN AMRO Ordinary Shares" on pages 207-209 of the Prospectus with the following:

Interests in ABN AMRO Ordinary Shares

        Except where otherwise indicated, the following table sets out the ownership of ABN AMRO ordinary shares (including those underlying ABN AMRO ADSs) by RFS Holdings, Fortis, Fortis Bank

Nederland (Holding) N.V., RBS, Santander and Santander Holanda B.V. and each of their respective affiliates, directors and executive officers as at 13 August 2007:

Name	Amount of ABN AMRO Ordinary Shares	% of ABN AMRO Ordinary Shares(1)
RFS Holdings	—	—
Fortis Entities
Fortis Bank SA/NV	437,853	0.02%
Fortis Bank (Nederland) N.V.	75,000	0.00%
Blaak 555 3011 GB Rotterdam Netherlands
Fortis Banque Luxembourg S.A.	204,742	0.01%
50, Avenue J.F. Kennedy 2951 Luxembourg Luxembourg
Fortis Insurance Belgium S.A.	2,503,518	0.14%
Boulevard Emile Jacqmain 53 B-1000 Brussels Belgium
Fortis Insurance Netherlands N.V.	10,498,636	0.57%
Archimedeslaan 10 3584 BA Utrecht Netherlands
Fortis Corporate Insurance N.V.	413,732	0.02%
Prof J. H. Bavincklaan 1 1183 AT, Amstelveen The Netherlands
Fortis Proprietary Capital	24,406	0.00%
520 Madison Ave. New York, NY 10022
Fortis Directors and Executive Officers
Mr. Alois Michielsen(2)	15,000	0.00%
Mr. Jos Clijsters(3)	1,648	0.00%
Mr. Lex Kloosterman(4)	9,920	0.00%
Mr. Jan Van Rutte(5)	2,355	0.00%
RBS Entities
Royal Bank of Scotland Group plc	26,212,157	1.42%
RBS plc, Equity Derivatives—Stocks	559,074	0.03%
36 St. Andrew Square Edinburgh EH2 2YB UK
RBS Directors and Executive Officers
Mr. William Friedrich	36	0.00%
Santander Entities
Santander(6)	15,058,469	0.82%

Banco Español de Crédito, S.A.(7)	6,000		0.00%
Avenida Gran Vía de Hortaleza: 3 28043 Madrid Spain
Santander Seguros y Reaseguros, S.A.(7)	78,263		0.00%
Ciudad Grupo Santander Avenida de Cantabria s/n Boadilla del Monte 28660 Madrid Spain
Cartera Mobiliaria, S.A.(7)	45,000		0.00%
Pasco de Pereda, 9-12 39004 Santander Spain
Norbest A.S.(7)	850,000		0.05%
Strandveien, 18—Lysaker 1366 Baerum Norway
Abbey National plc(7)	3		0.00%
Abbey National House 2 Triton Square Regent's Place London NW1 3AN United Kingdom
Santander Directors and Executive Officers
Assicurazioni Generali S.p.A.(7)(8)	8,725,723	(7)	0.47%
Piazza Duca degli Abruzzo, 2 34132 Trieste Italy
Mr. Antoine Bernheim(9)	39,963		0.00%
Mr. Rodrigo Echenique(10)	2,350		0.00%
Mr. Enrique G. Candelas	30,000		0.00%
Mr. Joan-David Grimà(10)	1,223		0.00%
Mr. José Manuel Tejón	14,775		0.00%

Notes:

(1)
Based on 1,845,855,090 outstanding ABN AMRO ordinary shares, which is the number of outstanding shares disclosed in ABN AMRO's Schedule 14D-9 filed on 6 August 2007.

(2)
These shares are held by Mr. Michielsen's children, of which Mr. and Mrs. Michielsen have the usufruct. Mr. Michielsen is a director on the Board of Directors of Fortis SA/NV and Fortis N.V.

(3)
Mr. Clijsters is an executive officer of Fortis SA/NV and Fortis N.V. and a member of the Supervisory Board of Fortis Bank Nederland (Holding) N.V.

(4)
Mr. Kloosterman is an executive officer of Fortis SA/NV and Fortis N.V. and the Chairman of the Supervisory Board of Fortis Bank Nederland (Holding) N.V.

(5)
Mr. Van Rutte is the Chairman of the Executive Board of Fortis Bank Nederland (Holding) N.V.

(6)
As at 13 August 2007, Santander owned 6,216,684 call options over ABN AMRO ordinary shares, with exercise prices ranging from €19.00 to €28.41. Such call options are only exercisable on specific dates. The exercise dates for 160,326 of these options are within the period beginning on 22 January 2008 and ending on 29 February 2008 and, for the remaining 6,056,358 options, are within the period beginning on 30 June 2009 and ending on 11 December 2009.

(7)
As at 16 July 2007.

(8)
784,566 of such shares are owned by Assicurazioni Generali S.p.A., and the remaining 7,941,157 shares are owned by subsidiaries of Assicurazioni Generali S.p.A.

(9)
Representative of Assicurazioni Generali S.p.A. on Santander's Board of Directors.

(10)
The interest indicated for Mr. Rodrigo Echenique corresponds to Abuvilla Inversiones, SICAV, S.A., an entity majority-owned by him. The interest indicated for Mr. Joan-David Grimà corresponds to Grial Inversiones, SICAV, S.A., an entity majority-owned by him. The address of both of these entities is Ciudad Grupo Santander, Avenida de Cantabria, 28660 Boadilla del Monte, Madrid, Spain.

        Item 8(b) is hereby amended to replace the disclosure under the caption "Interests of RFS Holdings, Fortis, RBS and Santander and Their Directors and Officers—Transactions in ABN AMRO Ordinary Shares" on pages 210-211 of the Prospectus with the following:

Transactions in ABN AMRO Ordinary Shares

        Except as otherwise indicated, the following table sets forth information regarding transactions in ABN AMRO ordinary shares (including those underlying ABN AMRO ADSs) by RFS Holdings, Fortis, Fortis Bank Nederland (Holding) N.V., RBS, Santander and Santander Holanda B.V. and each of their respective directors and officers from 21 May 2007 through 13 August 2007.

	Date of Transaction	Type of Transaction	Number of Shares	Price per share
				(€)
RFS Holdings	—	—	—	—
Fortis Entities
Fortis Bank Belgium ALM	24 May 2007	Purchase	33,750	35.17
Fortis Bank Belgium ALM	12 June 2007	Sale	231,052	35.41
Fortis Bank Belgium ALM	28 June 2007	Purchase	42,985	34.25
Fortis Directors and Executive Officers	—	—	—	—
RBS Entities
The Royal Bank of Scotland plc	31 May 2007	Sale	31,100	35.63
The Royal Bank of Scotland plc	1 June 2007	Sale	8,800	35.91
The Royal Bank of Scotland plc	4 June 2007	Purchase	60,000	35.82
The Royal Bank of Scotland plc	5 June 2007	Sale	80,000	35.83
The Royal Bank of Scotland plc	5 June 2007	Purchase	80,000	35.83
The Royal Bank of Scotland plc	5 June 2007	Purchase	140,000	35.82
The Royal Bank of Scotland plc	5 June 2007	Sale	140,000	35.82
The Royal Bank of Scotland plc	5 June 2007	Purchase	360,000	35.82
The Royal Bank of Scotland plc	5 June 2007	Purchase	500,000	35.85
The Royal Bank of Scotland plc	6 June 2007	Purchase	300,000	35.65
The Royal Bank of Scotland plc	6 June 2007	Purchase	8,700	35.41
The Royal Bank of Scotland plc	7 June 2007	Purchase	15,400	35.35
The Royal Bank of Scotland plc	8 June 2007	Sale	280,000	35.24
The Royal Bank of Scotland plc	13 June 2007	Sale	286,880	35.36
The Royal Bank of Scotland plc	14 June 2007	Purchase	104,735	35.47
The Royal Bank of Scotland plc	14 June 2007	Sale	100,000	35.63
The Royal Bank of Scotland plc	14 June 2007	Sale	11,600	35.68
The Royal Bank of Scotland plc	15 June 2007	Purchase	140,000	35.62
The Royal Bank of Scotland plc	15 June 2007	Sale	70,000	35.81

The Royal Bank of Scotland plc	15 June 2007	Sale	18,300	35.91
The Royal Bank of Scotland plc	15 June 2007	Purchase	40,000	30.00
The Royal Bank of Scotland plc	18 June 2007	Purchase	400,800	32.00
The Royal Bank of Scotland plc	18 June 2007	Purchase	400,800	32.00
The Royal Bank of Scotland plc	18 June 2007	Purchase	50,000	34.00
The Royal Bank of Scotland plc	18 June 2007	Purchase	50,000	34.00
The Royal Bank of Scotland plc	21 June 2007	Purchase	8,300	35.15
The Royal Bank of Scotland plc	22 June 2007	Purchase	35,406	35.00
The Royal Bank of Scotland plc	22 June 2007	Sale	350,000	35.15
The Royal Bank of Scotland plc	25 June 2007	Sale	510,000	34.39
The Royal Bank of Scotland plc	25 June 2007	Sale	300,535	34.30
The Royal Bank of Scotland plc	25 June 2007	Purchase	300,535	34.30
The Royal Bank of Scotland plc	25 June 2007	Sale	35,406	34.45
The Royal Bank of Scotland plc	25 June 2007	Purchase	100,000	34.38
The Royal Bank of Scotland plc	25 June 2007	Sale	9,100	34.05
The Royal Bank of Scotland plc	27 June 2007	Purchase	100,000	34.13
The Royal Bank of Scotland plc	28 June 2007	Sale	14,700	34.20
The Royal Bank of Scotland plc	29 June 2007	Purchase	22,400	34.05
The Royal Bank of Scotland plc	3 July 2007	Sale	20,300	34.05
The Royal Bank of Scotland plc	6 July 2007	Sale	80	34.69
The Royal Bank of Scotland plc	9 July 2007	Sale	14,300	34.65
The Royal Bank of Scotland plc	9 July 2007	Sale	200,000	34.68
The Royal Bank of Scotland plc	10 July 2007	Purchase	22,300	34.46
The Royal Bank of Scotland plc	10 July 2007	Sale	200,000	34.54
The Royal Bank of Scotland plc	12 July 2007	Sale	284,000	35.17
The Royal Bank of Scotland plc	12 July 2007	Sale	100,000	34.90
The Royal Bank of Scotland plc	13 July 2007	Purchase	140,000	35.31
The Royal Bank of Scotland plc	16 July 2007	Purchase	135,000	37.47
The Royal Bank of Scotland plc	16 July 2007	Purchase	400,000	37.16
RBS plc, Equity Derivatives—Stocks	16 July 2007– 9 August 2007	Sales	1,445,455	Various
The Royal Bank of Scotland Group plc	10 August 2007	Purchase	16,662,168	33.61
The Royal Bank of Scotland Group plc	13 August 2007	Purchase	9,550,029	34.23
RBS Directors and Executive Officers	—	—	—	—
Santander Entities(1)
Santander Seguros y Reaseguros, S.A.	28 May 2007	Purchase	30,000	36.10
Santander Seguros y Reaseguros, S.A.	1 June 2007	Disposal	30,000	35.78
Santander	21 May 2007	Disposal	37,407	35.17
Santander	21 May 2007	Disposal	24,938	35.17
Santander	29 May 2007	Scrip dividend	6,850	—
Santander	15 June 2007	Physical Settlement (receipt)	500,000	19.00
Santander	10 August 2007	Purchase	5,000,000	32.85
Santander	13 August 2007	Purchase	9,550,029	34.23
Santander Directors and Executive Officers(2)
Assicurazioni Generali S.p.A.	22 May 2007	Purchase	28,000	35.35
Assicurazioni Generali S.p.A.	3 July 2007	Disposal	100,000	33.97
Assicurazioni Generali S.p.A.	5 July 2007	Disposal	50,000	34.48
Mr. Antoine Bernheim(3)	29 May 2007	Scrip dividend	666	—

Mr. Enrique G. Candelas	28 May 2007	Purchase	30,000	35.95
Mr. Joan-David Grimà(4)	24 May 2007	Purchase	1,223	35.69

Note:

(1)
Information for Santander entities other than Santander is for the period from 21 May 2007 through 16 July 2007.

(2)
Information for Assicurazioni Generali S.p.A. and its subsidiaires is for the period from 21 May 2007 through 16 July 2007.

(3)
Representative of Assicurazioni Generali S.p.A. on Santander's Board of Directors.

(4)
This transaction was entered into by Grial Inversiones, SICAV, S.A., an entity majority-owned by Mr. Joan David Grimà Terré whose address is Ciudad Grupo Santander, Avenida de Cantabria, 28660 Boadilla del Monte, Madrid, Spain.

ITEM 12.    EXHIBITS.

        Item 12 of the Schedule TO is hereby amended to add the following:

(a)(5)(xix)	RBS press release dated August 10, 2007 announcing that the resolution on the proposed acquisition of ABN AMRO by RBS and its partners, Fortis and Santander, put forward at its Extraordinary General Meeting was passed (incorporated herein by reference to the filing made by RBS on August 10, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RFS HOLDINGS B.V.
By:	/s/ KAREL DE BOECK
Name: Karel De Boeck
Title: Member of the Executive Committee Fortis
Date: August 13, 2007
By:	/s/ MARK FISHER
Name: Mark Fisher
Title: Director
Date: August 13, 2007
By:	/s/ JOSÉ ANTONIO ÁLVAREZ
Name: José Antonio Álvarez
Title: Director
Date: August 13, 2007
FORTIS N.V.
By:	/s/ GILBERT MITTLER
Name: Gilbert Mittler
Title: Chief Financial Officer
Date: August 13, 2007
FORTIS SA/NV
By:	/s/ GILBERT MITTLER
Name: Gilbert Mittler
Title: Chief Financial Officer
Date: August 13, 2007
FORTIS NEDERLAND (HOLDING) N.V.
By:	/s/ JOHANNES VAN RUTTE
Name: Johannes Van Rutte
Title: Chairman of the Executive Board
Date: August 13, 2007
THE ROYAL BANK OF SCOTLAND GROUP PLC
By:	/s/ MARK FISHER
Name: Mark Fisher
Title: Director
Date: August 13, 2007
BANCO SANTANDER CENTRAL HISPANO, S.A.
By:	/s/ JUAN GUITARD
Name: Juan Guitard
Title: Executive Vice President, General Secretariat
Date: August 13, 2007
SANTANDER HOLANDA, B.V.
By:	/s/ PABLO CASTILLA
Name: Pablo Castilla
Title: Director
Date: August 13, 2007

EXHIBIT INDEX

(a)(1)(i)	Form of Acceptance for ABN AMRO ordinary shares (incorporated herein by reference to Exhibit 99.5 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(ii)	ADS Letter of Transmittal (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(iii)	Notice of Guaranteed Delivery (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(iv)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(v)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(4)(i)	Prospectus dated July 23, 2007 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(5)(i)*	Summary advertisement in The Wall Street Journal dated July 23, 2007
(a)(5)(ii)*	Translation of the text of the advertisement in the Dutch press announcing the commencement of the offer dated July 23, 2007
(a)(5)(iii)
Consortium and Shareholders' Agreement dated May 28, 2007 among The Royal Bank of Scotland Group plc, Banco Santander Certral Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(iv)
Letter dated May 16, 2007 from Merrill Lynch International to Fortis N.V. and Fortis SA/NV (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(v)
Letter dated May 28, 2007 from Merrill Lynch International to The Royal Bank of Scotland plc (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(vi)
Letters dated May 5, 2007 from Dresdner Bank AG to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(vii)
Letters dated May 5, 2007 from Calyon Sucursal en España to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(viii)
Letters dated May 14, 2007 from ING Bank N.V. to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)

(a)(5)(ix)
Letter dated May 27, 2007 from Merrill Lynch International to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(x)
Letter dated June 22, 2007 from Calyon Sucursal en España to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xi)
Letter dated June 22, 2007 from Dresdner Bank AG to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xii)
Letter dated June 22, 2007 from ING Bank N.V. to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xiii)**	Banco Santander Central Hispano, S.A. press release dated July 27, 2007 announcing Santander's EGM approves financing for the acquisition of ABN assets
(a)(5)(xiv)
Letter dated May 16, 2007 from Merrill Lynch International to Fortis N.V. and Fortis SA/NV (incorporated herein by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-4 filed by RBS on August 3, 2007)
(a)(5)(xv)
Transcript of remarks made by Sir Fred Goodwin to RBS employees, dated August 3, 2007 (incorporated herein by reference to the filing made by RBS on August 3, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xvi)***
Joint announcement by ABN AMRO, Fortis, RBS and Santander, dated August 5, 2007 (incorporated herein by reference to the filing made by Fortis, RBS and Santander on August 6, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(5)(xvii)***	Fortis press release dated August 6, 2007 announcing Fortis shareholders vote on the offer for ABN AMRO and capital increase
(a)(5)(xviii)***	Fortis press release dated August 6, 2007 announcing Fortis shareholders vote in favour of the offer for ABN AMRO and capital increase
(a)(5)(xix)
RBS press release dated August 10, 2007 announcing that the resolution on the proposed acquisition of ABN AMRO by RBS and its partners, Fortis and Santander, put forward at its Extraordinary General Meeting was passed (incorporated herein by reference to the filing made by RBS on August 10, 2007 pursuant to Rule 425 under the Securities Act of 1933, as amended)
(h)(i)
Opinion of Linklaters LLP regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(h)(ii)	Opinion of Linklaters LLP regarding certain U.K. tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(h)(iii)	Opinion of Deloitte & Touche LLP regarding certain Dutch tax matters (incorporated herein by reference to Exhibit 8.3 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)

*
Previously filed on July 23, 2007.
**
Previously filed on July 27, 2007.
***
Previously filed on August 6, 2007.

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